UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ServiceWare Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81763Q 10 9
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



13G

CUSIP NO. 81763Q 10 9


1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Norwest Equity Partners V, LP
         Tax Identification No.  41-1799874

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                          (b) [ ]
3)      SEC USE ONLY

4)      CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,584,237
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,584,237
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

         2,584,327

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.6%

12)     TYPE OF REPORTING PERSON*

          PA






13G

CUSIP NO.  81763Q 10 9


1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Itasca Partners V, LLP
         Tax Identification No. 41-1799877

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                         (b)  [ ]
3)     SEC USE ONLY

4)     CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,584,237
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,584,237
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

         2,584,327

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.6%

12)    TYPE OF REPORTING PERSON*

         PA









13G

CUSIP NO.  81763Q 10 9


1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John E. Lindahl
         Social Security No.  ###-##-####

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                         (b) [ ]

3)     SEC USE ONLY

4)     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,584,237
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,584,237
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

         2,584,327

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.6%

12)   TYPE OF REPORTING PERSON*

        IN


CUSIP NO.  81763Q 10 9


1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        George J. Still, Jr.
        Social Security No.  ###-##-####

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                        (b) [ ]

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,584,237
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,584,237
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

         2,584,327

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.6%

12)   TYPE OF REPORTING PERSON*

        IN



CUSIP NO.  81763Q 10 9


1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John P. Whaley
         Social Security No. ###-##-####

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                         (b) [ ]

3)     SEC USE ONLY

4)     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,584,237
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,584,237
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

         2,584,327

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.6%

12)    TYPE OF REPORTING PERSON*

         IN


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)


Item 1(a)  Name of Issuer:

           ServiceWare Technologies, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           333 Allegheny Avenue
           Oakmont, PA 15139

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V, LP
           2.  Itasca Partners V, LLP
           3.  John E. Lindahl
           4.  John P. Whaley
           5.  George J. Still, Jr.

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V, LP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V, LLP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           5.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners V, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, LP is a Minnesota limited partnership and the record owner of the shares included in this Schedule 13G. Itasca Partners V, LLP is the general partner of Norwest Equity Partners V, LP, whose managing partners are George J. Still, Jr. and John E. Lindahl, and whose managing administrative partner is John P. Whaley.

Item 2(c)  Citizenship:

           1. Norwest Equity Partners V, LP: a Minnesota limited partnership
           2. Itasca Partners V, LLP.: a Minnesota limited liability partnership
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           81763Q 10 9

Item 3     Not applicable.

Item 4     Ownership:

(1) Norwest Equity Partners V, LP: At December 31, 2000, Norwest Equity Partners V, LP ("NEP V") owned of record 2,584,237 shares of common stock. This amount represented 10.6% of the total shares of common stock outstanding at that date. NEP V has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca Partners V, LLP.: At December 31, 2000, Itasca Partners V, LLP ("Itasca V") was deemed to own 2,584,237 shares of common stock, by virtue of its status as the general partner of NEP V. This amount represented 11.1% of the Issuer's total shares of common stock outstanding at that date.

(3) John E. Lindahl: At December 31, 2000, John E. Lindahl was deemed to own 2,584,237 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented 10.6% of the Issuer's total shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At December 31, 2000, George J. Still, Jr. was deemed to own 2,584,237 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented 10.6% of the Issuer's total shares of common stock outstanding at that date.

(5) John P. Whaley: At December 31, 2000, John P. Whaley was deemed to own an aggregate of 2,584,237 shares of the Issuer's common stock by virtue of his status as a managing administrative partner of Itasca V, the general partner of NEP V. This amount represented 10.6% of the the Issuer's total shares of common stock outstanding at that date.

The persons filing this statement, other than NEP V and John P. Whaley, solely with respect to shares subject to director stock options, disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person:

           Not applicable.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

           Not applicable.

Item 8     Identification and Classification of Members of the
           Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 8, 2001

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS V, LLP, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner